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                                                                  EXHIBIT (a)(9)

To:       Agile Employees
From:     Bryan D. Stolle
Subject:  Changes to Option Exchange Program
Date:     October 26, 2001

Please note that the following changes were made to the Offer to Exchange in response to some comments received from the Securities and Exchange Commission and some additional information regarding foreign tax and legal requirements in two countries.

As the changes include changes to the Election Form and Change of Election Form, if you have previously submitted an Election Form or Change of Election Form, please resubmit a revised form as included with this message.

Please remember that the deadline for submitting your executed Election Form or Change of Election Form is 5:00 p.m. Pacific Time, on November 19, 2001.

Summary Term Sheet
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We have revised question 13 to the Summary Term Sheet to clarify that all of the conditions to the offer are described in Section 7 ("Conditions of the Offer") to the Offer to Exchange.

Acceptance of Options for Exchange and Issuance of New Options
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We have added a sentence to Section 6 ("Acceptance of Options for Exchange and
Issuance of New Options") to confirm that we will send a confirmation of our acceptance of the tender of your Eligible Options and Required Options immediately after the Expiration Date and will notify you if we reject your election to exchange your Eligible Options, on or prior to the Expiration Date. Unless you are notified of a rejection, You may assume that, immediately following the Expiration Date, your properly executed and delivered Election Form and your tendered Eligible Options and Required Options have been accepted.

Information Concerning Agile Software Corporation
-------------------------------------------------

We have included summary financial information concerning Agile Software Corporation to Section 10 ("Information Concerning Agile Software Corporation").

Material Tax Consequences for Employees Who are Tax Residents in Japan
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We have corrected the statement "If you intend to acquire shares whose value exceeds (Y) 100,000,000 in a single transaction, you must file a report with the Ministry of Finance through the Bank of Japan within 20 days from the purchase of the shares (provided, however if you acquire such shares through a security company in Japan, such requirement will not be imposed." The limit was previously incorrectly listed as Y100,000.

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Material Tax Consequences for Employees Who are Tax Residents in Taiwan
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We have clarified the statements under "Exercise of New Options" as the tax treatment upon exercise of your New Options is still an unanswered question under Taiwan's tax laws and, accordingly, some uncertainty remains whether such exercise will not be subject to tax.

Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations and tax consequences relevant to your participation in the offer.

If you have any questions regarding the amendments mentioned above or the Offer to Exchange, please contact me, Sam Laub, or Audrey Nguyen.